QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 21.1

Subsidiaries of QuickLogic Corporation

Name	Jurisdiction
QuickLogic International, Inc.	Delaware
QuickLogic Canada Company	Nova Scotia
QuickLogic Kabushiki Kaisha	Japan
QuickLogic (India) Private Limited	India
QuickLogic GmbH	Germany
Q Aquisition Corporation	Delaware

QuickLinks

  EXHIBIT 21.1